UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16
OR 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2014

Commission File Number 000-26495

CYREN Ltd.
(Translation of Registrant’s name into English)

1 Sapir Road, 5th Floor, Beit Ampa, P.O. Box 4014, Herzliya 46140, Israel
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):___

Preliminary Second Quarter Financial Results

In a preliminary prospectus supplement dated July 24, 2014, the Registrant disclosed certain preliminary estimates of its financial condition and results of operation for the quarter ended June 30, 2014.  The Registrant estimates:

•
to report total revenue between $8.1 million and $8.3 million for the three months ended June 30, 2014, compared to $8.1 million for the first quarter of 2014 and $8.1 million for the second quarter of 2013.

•
to report total non-GAAP revenue between $8.1 million and $8.4 million for the three months ended June 30, 2014, compared to $8.1 million for the first quarter of 2014 and $8.2 million for the second quarter of 2013. The difference between non-GAAP and GAAP revenue is derived from the fact that deferred revenues consolidated from acquired companies are accounted under GAAP based on fair value.

•
to report total operating loss between ($1.9 million) and ($2.3 million) for the three months ended June 30, 2014, compared to ($2.1 million) for the first quarter of 2014 and of ($0.7 million) for the second quarter of 2013.

The following table reconciles the Registrant’s expected total non-GAAP revenue to our GAAP revenue for the three months ended June 30, 2014, and provides a comparison to the results from the three months ended March 31, 2014 as well as the three months ended June 30, 2013.  The information presented in the following tables is preliminary and unaudited.

	Three months ended
	June 30, 2014		March 31, 2014	June 30, 2013
	Low	High
(in millions of U.S. dollars)	(unaudited)
GAAP revenue	$8.1	$8.3	$8.1	$8.1
Fair value adjustment to deferred revenue	0.1	0.1	0.0	0.1
Non-GAAP revenue	$8.2	$8.4	$8.1	$8.2

The Registrant has provided ranges for the preliminary estimated financial results described above because its financial closing procedures for the three months ended June 30, 2014 are not complete. The preliminary estimated financial results presented above are subject to the completion of the Registrant’s quarter-end financial closing procedures. The information presented above should not be considered a substitute for such full unaudited quarterly financial results once they become available.

The preliminary information presented above is the responsibility of management, reflects management’s estimates based solely upon information available to the Registrant as of this date and is not a comprehensive statement of its financial results for the three months ended June 30, 2014. The Registrant’s actual results may differ materially from these estimated ranges. The Registrant’s independent registered public accounting firm, Kost Forer Gabbay & Kasierer, has not audited, reviewed, compiled or performed any procedures on this preliminary information. Accordingly, Kost Forer Gabbay & Kasierer does not express an opinion or any other form of assurance with respect thereto.

Supplemental Risk Factors

The Registrant provided the following supplemental risk factors in the preliminary prospectus supplement referred to above. These risk factors supplement the risk factors included in the Registrant’s Annual Report on Form 20-F for the fiscal year ended December 31, 2013.

Risks Relating to Our Business

We need to raise additional capital and continue to generate the cash flow necessary to replenish our working capital, expand our operations and invest in new services and products, and our failure to do so could reduce our ability to compete and harm our business.

As a result of our acquisitions in 2012, net losses in 2013 and in the first quarter of 2014 and capital investments necessary for our move to a cloud-based solutions platform, we have been substantially cash flow negative since 2011, and continue to have significant liquidity needs.  As of March 31, 2014, our cash on hand was $2.3 million, compared to $3.8 million as of December 31, 2013, and our availability under our credit line described below was $5.4 million.

On October 21, 2013, we repaid amounts outstanding under and terminated our prior credit agreements and entered into a credit agreement with a U.S. bank, under which we obtained a credit line equal to the lesser of (i) $7.5 million and (ii) a multiple of monthly recurring revenue (as defined in the credit agreement) that is currently 3x, and which decreases to 2.5x in September 2014 and 2x in January 2015.  As subsequently amended, the duration and availability of this line is subject to several restrictions that significantly restrict our operations and may negatively affect our ability to operate our business and limit our ability to take advantage of potential business opportunities.  These include: a requirement to conduct an equity offering resulting in net proceeds of at least $5 million (which this offering is anticipated to satisfy), maintaining a minimum level of monthly recurring revenue and limiting our total annual capital expenditures.  A breach of any of these covenants could result in a default under our credit line, causing amounts outstanding under the credit line to become immediately due and payable and substantially reducing our available liquidity.  Further, this credit line is secured by a security interest over all of our assets in favor of the lender. If we are unable to repay our bank indebtedness in such circumstances, the bank could foreclose on our assets in order to recover the amounts due, provided that any such foreclosure must be in accordance with the applicable Israeli laws and regulations including without limitation with respect to the technology and intellectual property developed with funding provided by the Office of the Chief Scientist of the Israeli Ministry of Economy, or OCS, as further elaborated below. Any such action might potentially require us to curtail or cease operations.

We intend to continue to make investments to support our business growth and may require additional funds to respond to business challenges, including the need to develop new features to enhance our services and products, improve our operating infrastructure or acquire complementary businesses and technologies. Accordingly, in addition to this offering, we may need to engage in equity or debt financings to secure additional funds. If we raise additional equity financing, our shareholders may experience significant dilution of their ownership interests and the per share value of our ordinary shares could decline. Furthermore, if we engage in debt financing, the holders of debt would have priority over the shareholders, and we may be required to accept terms that restrict our ability to incur additional indebtedness or that otherwise restrict our ability to operate our business. We may also be required to take other actions that would otherwise be in the interests of the debt holders and force us to maintain specified liquidity or other ratios, any of which could harm our business, operating results, and financial condition.

Following the completion of this offering, we expect our cash on hand and availability under our credit line will be sufficient to fund our current operations and anticipated investments for the next 12 months.  However, if our cash flow from operations is insufficient to fund our obligations or if our credit line decreases or is breached, we may not be able to obtain additional financing on terms favorable to us, or at all. If we are unable to obtain adequate financing or financing on terms satisfactory to us when we require it, our ability to continue to support our business growth and to respond to business challenges could be significantly impaired, and our business may be adversely affected.

Because our solutions could be used to collect and store personal information of our customers’, employees or users, privacy concerns could arise, which result in additional cost and liability to us or inhibit sales of our solutions.

Personal privacy has become a significant issue in the United States and in many other countries where we offer our solutions. The regulatory framework for privacy issues worldwide is currently complex and evolving, and it is likely to remain uncertain for the foreseeable future. Many federal, state and foreign government bodies and agencies have adopted or are considering adopting laws and regulations regarding the collection, use and disclosure of personal information. In the United States, these include rules and regulations promulgated under the authority of the Federal Trade Commission, the Health Insurance Portability and Accountability Act of 1996 and state breach notification laws and in Israel, the Israeli Protection of Privacy Law, 5741-1981. Internationally, virtually every jurisdiction in which we operate has established its own data security and privacy legal framework with which we or our customers must comply, including the Data Protection Directive established in the European Union (the “EU”) and the Federal Data Protection Act recently passed in Germany.

In addition to government regulation, privacy advocacy and industry groups may propose new and different self-regulatory standards that either legally or contractually apply to us. Because the interpretation and application of privacy and data protection laws are still uncertain, it is possible that these laws may be interpreted and applied in a manner that is in conflict with one another, and is inconsistent with our existing data management practices or the features of our solutions. If so, in addition to the possibility of fines, lawsuits and other claims, we could be required to fundamentally change our business activities and practices or modify our software, which could have an adverse effect on our business. Any actual or perceived inability to adequately address privacy concerns, even if unfounded, or comply with applicable privacy or data protection laws, regulations and policies, could result in additional cost and liability to us, damage our reputation, inhibit sales and harm our business.

Furthermore, the costs of compliance with, and other burdens imposed by, the privacy laws, regulations and policies that are applicable to the businesses of our customers may limit the use and adoption of, and reduce the overall demand for, our solutions. Privacy concerns, whether valid or not valid, may inhibit market adoption of our solutions particularly in certain industries and foreign countries.

Risks Relating to Operations in Israel

Conditions in Israel may limit our ability to develop and sell our products, resulting in a decline in revenues.

We are incorporated under the laws of the State of Israel. Our principal research and development facilities are located in Israel. Since the establishment of the State of Israel in 1948, a number of armed conflicts have taken place between Israel and its neighboring countries, as well as incidents of civil unrest, and a number of state and non-state actors have publicly committed to its destruction. In recent weeks, Hamas and Israel have been engaged in an escalating military conflict that has caused damage and disrupted economic activities in Israel. It is unclear how long this military conflict may last. Political, economic and military conditions in Israel could directly affect our operations. We could be adversely affected by any major hostilities involving Israel, including acts of terrorism or any other hostilities involving or threatening Israel, the interruption or curtailment of trade between Israel and its trading partners, a significant increase in inflation or a significant downturn in the economic or financial condition of Israel. Any on-going or future violence between Israel and the Palestinians, armed conflicts, terrorist activities, tension along the Israeli borders or with other countries in the region, including Iran, or political instability in the region could disrupt international trading activities in Israel and may materially and negatively affect our business and could harm our results of operations.

Certain countries, as well as certain companies and organizations, continue to participate in a boycott of Israeli companies, companies with large Israeli operations and others doing business with Israel and Israeli companies. In addition, such boycott, restrictive laws, policies or practices may change over time in unpredictable ways, and could, individually or in the aggregate, have a material adverse effect on our business in the future.

Some of our employees in Israel, including some of our executive officers, are obligated to perform annual military reserve duty in the Israel Defense Forces, depending on their age and position in the armed forces. Furthermore, they may be called to active reserve duty at any time under emergency circumstances for extended periods of time. For example, in 2013, four of our employees in Israel were called for active reserve duty, each serving for an average of approximately two weeks. Through June 30, 2014, four of our Israeli employees have been called for active reserve duty, largely as a result of the recent military engagement with Hamas. Our operations could be disrupted by the absence, for a significant period, of one or more of our executive officers or key employees due to military service, and any significant disruption in our operations could harm our business.

The government programs and benefits which we previously received require us to meet several conditions and may be terminated or reduced in the future.

Under the Encouragement of Industrial and Development Law, 5744-1984 (the “Research Law”), research and development programs which meet specified criteria and are approved by a committee of the Office of the Chief Scientist (the “OCS”) of the Israeli Ministry of Economy (formerly named the Ministry of Industry, Trade and Labor) are eligible for grants from the OCS. The grant amounts are determined by the research committee, and are typically a percentage of the project’s expenditures. Under most programs, the grantee is required to pay royalties to the State of Israel from the sale of products developed under the program. Regulations under the Research Law generally provide for the payment of royalties of 3% to 5% (and currently limited to 3.5%) on sales of products and services based on or incorporating technology developed using grants or know-how deriving therefrom, until 100% of the grant, linked to the dollar and bearing interest at the LIBOR rate, is repaid. The royalty rates and the aggregate repayment amount may be higher if manufacturing rights are transferred outside of Israel, as further detailed below. The terms of the Israeli government participation also generally require that products developed with government grants be manufactured in Israel, unless otherwise declared by the Company in its original applications and that the manufacturing rights of products incorporating technology developed thereunder may not be transferred outside of Israel, unless approval is received from the OCS and additional payments are made to the State of Israel. However, this does not restrict the export of products that incorporate the funded technology. The royalty rates may be increased and the repayment ceiling can reach up to three times the amount of the grant received if manufacturing is moved outside of Israel, and substantial payments may be required if the technology itself is transferred outside of Israel.

The Company has previously received grants from the OCS for development of its products under three approved programs, in an aggregate amount of $2.6 million. Two of the programs, under which we received $1.4 million were closed, and the Company is not required to report or pay royalties with respect to these programs. However, to the extent the Company will use, transfer or otherwise incorporate the know-how developed under the closed programs in any product, which the Company has no intentions or plans to do, it would need to pay royalties to the OCS with respect to such programs at the rates detailed above. In addition, any transfer of know-how developed under the closed programs or of manufacturing rights with respect to such know-how will require the consent of the OCS and may require payment to the OCS as detailed herein. Under the active program we received $1.2 million. As of July 16, 2014, we have paid the OCS $0.2 million in royalties under the active program, and royalties in the aggregate amount of $0.4 million under all three programs. As of July 16, 2014, we have a contingent obligation to the OCS in the total amount of $3.1 million under all three programs, of which a total of $2.1 million is attributed solely to the two abovementioned closed programs. An additional amount of $1.0 million is attributed to the Company's active program, which under the circumstances specified herein constitutes the Company's sole contingent obligation to the OCS.

Regardless of any royalty payment obligations, we are further required to comply with the Research Law as amended, and related regulations, with respect to the grants. When a company develops know-how, technology or products using OCS grants, the terms of these grants and the Research Law restrict the transfer of such know-how, and the transfer of manufacturing or manufacturing rights of such products, technologies or know-how inside or outside of Israel, without the prior approval of the OCS and payment of transfer fees. Maximal transfer fees with respect to the transfer of know how are as follows: up to three times the original grant received plus accrued interest as of the date of transfer, when the OCS Research Committee is satisfied that the core research and development activity will remain in Israel, and up to six times the value of the original grant in the case of liquidation of activities in Israel.  Therefore, if aspects of our technologies are deemed to have been developed with OCS funding, the discretionary approval of an OCS committee would be required for any transfer to third parties inside or outside of Israel of know how or manufacturing or manufacturing rights related to those aspects of such technologies. We may not receive those approvals. Furthermore, the OCS may impose certain conditions on any arrangement under which it permits us to transfer technology or development out of Israel. In addition, the OCS has the discretion to permit overseas manufacture in excess of the declared percentage (deviations of up to 10% do not require consent, but the OCS must be notified). Consent is contingent upon payment of additional royalties, at rates and subject to ceilings set out in the relevant regulations, up to three times the amount of the grants.

In addition to the OCS programs described above, since 2012 we have participated in a research consortium in which high technology companies are members. This consortium is devoted to the development of generic technologies in the field of cyber security technologies. The OCS MAGNET program sponsors this consortium. Under the terms of the MAGNET program, the OCS contributes 66% of the consortium`s industry members’ research budget that the OCS approves and the consortium industry members contribute the remaining 34%. No royalties are payable to the OCS with respect to this funding.  Expenses in excess of the approved budget are borne by the consortium members. The Company's approved budget under the Magnet program was NIS 2.0 million, NIS 2.8 million and NIS 2.7 million for the years 2012, 2013 and 2014, respectively.

 In general, any member of a consortium that develops technology in the framework of a consortium retains the intellectual property rights to this technology, but all other consortium members have the right to use and implement this technology without having to pay royalties to the developing consortium member, provided that the technology will not be transferred to any entity outside of the consortium. The terms of the program prohibit both the manufacture of products using technology developed in the context of the program outside of Israel and the transfer of technology developed under the program to any third party, without the prior written consent of the OCS and compliance with any applicable OCS or Research Law terms, as further detailed above.

None of our Intellectual Property described in this prospectus supplement was developed in the framework of the consortium, nor did we share with consortium members any Intellectual Property which is uniquely connected to our products and projects.

This report on Form 6-K is incorporated by reference into all effective registration statements filed by the Registrant under the Securities Act of 1933.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CYREN Ltd. (Registrant)

Date: July 25, 2014	By	/s/ Lior Samuelson
Lior Samuelson
Chief Executive Officer